Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 4, 2024

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 242 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to a comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 26, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Defiance Large Cap ex-Mag 7 ETF (the “Fund”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	If there is a licensing agreement governing the Fund’s use of the Index, please confirm that you will file it as an Exhibit to the Fund’s registration statement.

Response: The Trust confirms that a licensing agreement for the Index exists, but it is between the Index provider and the Fund’s adviser. To clarify, neither the Trust nor the Fund is a party to this licensing agreement. Therefore, it is not considered a material contract required to be included as an exhibit to the Registration Statement.
2.	Please supplementally provide the Staff with a Fee Table and Expense Example pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.
3.	Please disclose in principal strategies, like in the SAI, that the Fund will concentrate to approximately the same extent as the Index. Please also add risk disclosures to this effect.

Response: The Trust confirms that the Prospectus has been supplemented to add such disclosures.
4.	Please supplementally provide the Staff with the Index methodology or White Paper.

Response: The Trust provided the Staff with the Index’s white paper supplementally via email on October 3, 2024.
5.	Please disclose how often and when the Fund will be reconstituted. Will it be in accordance with the Index?

Response: The Trust confirms that the Prospectus has been revised to reflect that the Fund will be reconstituted in accordance with the Index’s reconstitution schedule.

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.55%
(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176